September 23, 2009

Jessica Livingston, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Bancorp

Form 10-K for Fiscal Year ended December 31, 2008

Form 10-Q for Period ended March 31, 2009

Form 10-Q for Period ended June 30, 2009

File No. 000-33063

Dear Ms. Livingston:

We are in receipt of your letter dated September 4, 2009, providing comments on the referenced filings. We appreciate your assistance in enhancing our disclosures and ensuring full compliance with disclosure requirements. Our responses are presented in the boxes immediately below the applicable transcribed comment from your original letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Non-performing Assets, page 41

1.	Please expand your disclosure in future filings to disclose the amount of potential problem loans pursuant to Item III (C) (2) of Guide III.

When possible borrower credit problems have raised serious doubt with respect to the ability of a borrower to comply with loan repayment terms, the Company generally places that borrower’s loan(s) on non-accrual status. All real estate loans that meet this condition are currently classified as nonperforming. However, to provide the reader with information regarding the possible migration of loans into non-accrual status, in future filings we will disclose aggregate balances of any other substandard loans that are not already on non-accrual status but where serious doubt exists with regard to the ability of borrowers to comply with repayment terms, including unsecured balances that are more than 60 days past due.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

Allowance for Loan and Lease Losses, page 44

2.	We note your disclosure on page 32 that your allowance for loan losses has been judged by management to be adequate to absorb currently identified potential losses as well as any likely future losses. We also note your disclosure on page 46 that your allowance is increased by a provision for possible loan and lease losses charged against earnings. These disclosures appear inconsistent with your policy disclosed on page 65 that the allowance is maintained at a level which is adequate to absorb loan and lease losses “inherent in the loan and lease portfolio.” Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 65 and referred to above. Please also confirm that your allowance for loan losses represents your best estimate of probable losses inherent in your loan portfolio consistent with the guidance set forth in SFAS 5 and SFAS 114.

Sierra Bancorp’s allowance for loan and lease losses represents management’s best estimate of probable loan losses related to specifically identified loans, as well as probable incurred loan losses in the remaining loan portfolio. A loan loss provision is charged against income as necessary to maintain Sierra Bancorp’s allowance for loan and lease losses at a level consistent with that policy. In the “Allowance for Loan and Lease Losses” disclosure in our 2008 10-K, the words “potential,” “future” and “possible” are intended to refer to the charge-off of probable incurred losses as they are specifically determined to be uncollectible. We will revise the wording in future filings to make this clear and resolve apparent inconsistencies.

Executive Compensation, p. 98

Executive Compensation Decisions

3.	We note your discussion on page 13 of your proxy statement on Schedule 14A regarding your belief that disclosing your annual targets would compromise your policy of keeping your growth rate targets confidential. Please provide us with a detailed supplemental analysis supporting your conclusion regarding confidentiality of the earnings targets. In addition, please note that even where the specific targets are not disclosed, your disclosure should still provide sufficient analysis to enable an investor to understand the level of difficulty required to reach various compensation levels and appreciate the relationship between expected performance and actual performance. In future filings, revise this disclosure accordingly.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

As noted in the Compensation Discussion and Analysis in our proxy statement, discretionary annual bonuses to named executive officers are based on both individual performance and the Company’s net income relative to budget. Individual performance goals are all subjective in nature, with no particular quantitative targets, and individual performance relative to those goals is determined by the CEO, the Compensation Committee, and the Board. Quantitative net income targets are based on budgeted net income, which is carefully established to provide a challenge to reach while at the same time being realistically achievable. Pursuant to the Company’s current incentive plan guidelines, if actual net income does not reach at least 75% of budget then no further consideration is given to annual incentive bonuses. With regard to the difficulty of achievement, it is expected that incentive bonuses will be realized the majority of the time, but probably not in years where the Company experiences unanticipated financial difficulties. It should be noted that no incentive bonuses were awarded for 2008 since net income fell significantly short of budget, and it currently appears likely that incentive bonuses for 2009, if awarded at all, will be at reduced levels.

In reaching the conclusion that the disclosure of net income targets could cause competitive harm, the Company considered the fact that successful banking is largely dependent on reputation, trust and public confidence. As an example of the potential competitive disadvantage that could occur if net income targets were commonly known outside the Company, competitors could use the Company’s budget shortfalls to portray the Company as an unsafe or unsound financial institution. The general banking public could also lose confidence in the Company if financial results were significantly below the “guidance” provided by the disclosure of budgeted net income. Alternatively, if actual results are substantially higher than budget, competitors could assert that such profits are being realized at the expense of the Company’s current customers, which could also result in mistrust and the ultimate loss of customers. Also implied in net income targets are asset growth targets, which are competitively sensitive because they reveal the degree to which growth strategies might be pursued and could invite aggressive and/or irrational countermeasures by competitors.

While we are disinclined to disclose net income targets in future filings, we are open to the possibility of revising our compensation policies to minimize the materiality of net income thresholds in determining incentive compensation for named executive officers, should disclosure of net income targets ultimately be required under the current compensation structure. While the minimization of net income goals is perhaps not ideal in promoting net income growth, we feel that qualitative individual performance factors can still be adequately effective in assessing an officer’s contributions to enhancing shareholder value.

In addition, we respectfully submit that in any year where the affected named executive officers were not eligible for any bonuses based on the performance targets, disclosure of the specific performance targets for such officers is irrelevant to the discussion of annual cash incentives in the applicable year’s proxy statement.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

Certain Relationships and Related Transactions, and Director Independence, page 99

4.	We note the disclosure on page 22 of the Schedule 14A that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Any loans extended by the Company to related parties are and have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. We will revise future filings to include the words, “not related to the lender.”

Signature

5.	Please amend the signature page to identify the Chief Accounting Officer or Controller, as required by General Instruction D(2)(a) of Form l0-K.

Please be advised that the Company’s Chief Financial Officer is also its Chief Accounting Officer, and that future filings will be revised to so reflect. However, in view of the fact that the Chief Accounting Officer signed the 10-K only in his capacity as Chief Financial Officer, we respectfully submit that the technical error on the signature page in failing to identify his service in both capacities is not material and does not warrant an amendment of the previous filing.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 1. Financial Statements (Unaudited)

General

6.	Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Note 9 of our second quarter 2009 Form 10-Q discloses that the Company had total impaired loans with a carrying amount of $48,550,660 at June 30, 2009, and those impaired loans, in aggregate, had an associated valuation allowance of $4,431,299. Some collateral-dependent impaired loans did not have an allowance for credit losses, however, because an allowance was not justified pursuant to a FAS 114 analysis or because probable losses were deemed to be uncollectible and the loans were written down to current fair values. In future filings, we will disclose the carrying value of impaired loans with an allowance for credit losses and the carrying value of impaired loans without an allowance, in addition to the information already disclosed.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

7.	Please revise your future filings, starting with your September 30, 2009 Form 10-Q, to provide the disclosures required by FSP FAS 115-1 and 124-1 and FSP FAS 115-2 and 124-2, as applicable, with respect to your investment portfolio.

Starting with our third quarter 2009 Form 10-Q, we will include tabular disclosures on our investments that are in an unrealized loss position but are not other-than-temporarily impaired, similar to the disclosures that have been included in our annual financial statements. While we have not yet had other-than-temporary impairments on any stocks or bonds in our investment portfolio, we will comply with the requisite accounting and disclosure requirements should any such impairments be recognized in the future.

Note 9 – Fair Value Option and Fair Value Measurements, page 9

8.	Please revise your future filings, starting with your September 30, 2009 Form 10-Q, to provide the disclosures required by FSP FAS 107-1 and APB 28-1.

As outlined in FSP FAS 107-1 and APB 28-1, future filings will be supplemented to include information on the fair value of all financial instruments and the related carrying amount, similar to the fair value disclosures already included in our annual financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan and Lease Losses, page 27

9.	We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. For example, your nonperforming assets as of June 30, 2009 ($57.8 million) were six times the amount of nonperforming assets at December 31, 2007 ($9.6 million). During this same time period you increased your allowance by only 33% – from $12.3 million at December 31, 2007 to $16.4 million at June 30, 2009. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses. Further, discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs. Discuss the steps you take to monitor and evaluate collateral values of your nonperforming and problem loans as part of your allowance methodology and discuss the trends experienced in that area in recent periods.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

It is noted that our nonperforming assets increased by $48 million, or 502%, in the 18 month period from December 31, 2007 to June 30, 2009, while our allowance for loan and lease losses increased by only $4 million, or 33%, during the same time frame. There are numerous dynamics that impact the appropriate level of our allowance for loan and lease losses, however this apparent inconsistency is easily explained by the facts noted below.

Of the total increase in nonperforming assets, $10 million was in foreclosed assets (primarily other real estate owned), which do not have an associated loss allowance since they are written down to their estimated fair values at the time they are acquired into foreclosed assets by charging the allowance for loan losses. Subsequent write-downs, if required based on updated appraisals or evaluations, are charged as current period OREO expenses.

Another $34 million of the increase in nonperforming assets was in real estate loans, which are all impaired and thus specifically evaluated pursuant to SFAS 114. Our SFAS 114 analysis for a nonperforming real estate loan is typically based on a current appraisal, adjusted as necessary for the expected timing of disposition and estimated closing costs. For nonperforming real estate loans on our books at June 30, 2009, approximately $6.6 million in probable losses have been identified. An allowance was established for that amount, and losses totaling $4.9 million were ultimately identified as uncollectible and written off against the allowance pursuant to guidance offered in the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses. If this amount had not been charged off, our nonperforming assets would have been $4.9 million higher but so would our allowance for loan and lease losses. The percentage increase would have been proportionately greater for the allowance, since it is calculated on a smaller denominator. Based on our SFAS 114 evaluations, after the aforementioned write-downs there is only a $1.6 million allowance necessary for $42 million in nonperforming real estate loans as of June 30, 2009. The loss allowance established for specifically identified probable losses for other nonperforming loan categories, including commercial loans and leases, SBA loans, and consumer loans, totaled $2.6 million relative to loan balances of $5.3 million at June 30, 2009. The allowance established for probable incurred losses for the performing loans comprising the bulk of our portfolio was $12.1 million at June 30, 2009, very close to the total reserve of $12.3 million at the end of 2007 when specific reserves for nonperforming loans were minimal.

We will enhance disclosures in future filings to better explain the relationship between changes in nonperforming loan balances and our allowance for loan and lease losses, for the relevant time periods being discussed in the filings. Further, we will include information on trends in collateral values where such information is pertinent.

10.	We note that your net charge-offs significantly increased during the year ended December 31, 2008 as well as the six months ended June 30, 2009. Please tell us and revise your future filings to more clearly explain how this trend of increasing charge-offs has impacted or is expected to impact your allowance for loan losses. Specifically explain how you determined that your allowance for loan losses at each period-end was appropriate given the significant amount of charge-offs ultimately realized.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

As in many other parts of the country, the lingering economic malaise in our market areas has led to a higher level of business disruptions and job losses and impacted an increasing number of businesses and consumers. This, in turn, has diminished demand for real estate and created an imbalance relative to available supply, leading to lower property valuations. These factors contributed to a significant increase in our loan charge-offs in 2008 and the first half of 2009. Since our allowance for loan and lease losses is maintained at a level to cover probable losses related to specifically identified loans as well as probable incurred losses in the remaining loan portfolio, any shortfall in the allowance created by loan charge-offs is typically covered by month-end, and always by quarter-end. Also, since historical loss rates are used as the starting point for our estimation of the probable incurred losses in our performing loan portfolio, the increase in charge-offs might be expected to increase our allowance for loan and lease losses. The increase in loss rates, however, is mitigated to some extent by improvement in certain qualitative factors, including the following: We have significantly tightened credit criteria for unsecured loans and lines and strengthened our credit administration department; we expect, on average, that with the charge-off of weaker credits our current portfolio consists of financially stronger borrowers; and, the economy appears poised to improve, although a tepid recovery seems likely. We will supplement future filings to better explain how charge-offs have impacted, or are expected to impact, our allowance for loan and lease losses.

11.	We note your disclosure on page 27 that current accounting rules require you to write down most of your impaired real estate loans to estimated fair value through charges to the allowance. Please clarify for us what you mean by this disclosure. In this regard, explain how you determine when a loan is impaired and specifically describe the triggering events or other circumstances which impact the timing of when an allowance for loan losses is established for an impaired loan versus when the loan is charged-off. Cite the specific accounting guidance upon which you relied.

In determining which of our impaired real estate loans to write down to their estimated fair values, we relied on the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses, which states: “In general, any portion of the recorded investment in a collateral-dependent loan (including any capitalized accrued interest, net deferred loan fees or costs, and unamortized premium or discount) in excess of the fair value of the collateral that can be identified as uncollectible, and is therefore deemed a confirmed loss, should be promptly charged off against the ALLL.” As noted previously, all of our nonperforming real estate loans are impaired and are analyzed for specific losses pursuant to SFAS 114. As of June 30, 2009, our balance of nonperforming real estate loans was about $42 million. Of that amount, about $24 million was carried at fair value with no additional reserve required due to the adequacy of collateral, and close to $8 million had been written down and was carried at fair value with no additional reserve. In addition, about $2 million of our nonperforming real estate loans at June 30, 2009 had been written down but had an additional specific reserve, and the remaining $8 million was carried at the Company’s unadjusted loan balance with associated specific reserves. While not entirely clear from the explanation in our second quarter Form 10-Q, this detail provides the basis for the statement that most of our impaired real estate loans are carried at fair value, with any impairment written down through charges to the allowance.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

12.	As a related matter, please tell us and revise your future filings to include the following enhanced disclosures with respect to your impaired real estate loans:

We will enhance disclosures in future filings to include the additional information on our impaired real estate loans, as outlined in our responses to the bullet points below.

•

The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

Current appraisals were available for at least 60% of the Company’s impaired loans at June 30, 2009. However, current appraisals are typically ordered immediately for impaired loans that are evaluated and determined to have non-current appraisals.

•

The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

All loans are automatically designated as nonperforming (non-accrual) when they become 90 days or more past due. However, if the Company becomes aware that there may be factors negatively impacting the performance of any particular collateral-dependent loan, the Company may decide to designate that loan as non-performing before it becomes 90 days past due. Generally, once a loan is designated as non-performing, if a recent appraisal is not available a new appraisal is ordered and received within 30 to 60 days. Until an updated appraisal is received, the Bank will use the existing appraisal to determine the amount of the specific loss allowance that may be required. Once a new appraisal is received, the specific loss allowance will be adjusted if determined necessary pursuant to our SFAS 114 analysis. Before the end of every calendar quarter, the bank will charge-off against the loss allowance loan amounts that have been determined to be uncollectible. Generally, there are no significant time lapses with respect to this process.

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

Once a loan is designated as non-performing, an SFAS 114 analysis is performed. Additionally, a criticized asset action plan is completed, specifying the financial status of the borrower, the collateral characteristics and condition, and the collateral liquidation plan. If a borrower expresses a desire to continue paying on the loan, but on a modified basis, an amended repayment plan may be negotiated and then finalized once the new appraisal is received.

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

We hereby confirm that for periods presented, collateral-dependent loans for which portions were determined to be uncollectible and charged off were written down to carrying amounts determined to be the fair value of the collateral as appraised, less estimated costs of disposition if such costs were not reflected in appraised values.

•

How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

Partial charge-offs will not be restored on the Company’s accounting books throughout the life of the loan. It is expected that these nonperforming loans will remain on nonperforming status until final disposition is determined, e.g. all principal is either collected or charged off.

•

In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

The Company generally uses current external appraisals to fair value the underlying collateral for nonperforming real estate loans, although the Bank’s licensed staff appraisers may update older appraisals based on current market conditions and property value trends when current appraisals are not available.

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Pursuant to SFAS 114, the discounted appraised value of the collateral underlying each of our nonperforming real estate loans is compared to the outstanding loan balance. For this comparison, the appraised value is discounted up to 15% for expected costs of disposition. If the discounted collateral value is less than the loan balance, then a specific loss reserve is established for the amount of the collateral coverage short-fall. If the discounted collateral value is greater than or equal to the loan balance, then no specific loss reserve is established.

13.	Please tell us and revise your future filings to disclose whether you have made any changes to your allowance for loan losses methodology during recent periods, including:

We will revise future filings to disclose any material changes made to our allowance for loan and lease losses methodology, including the information contained in our responses to the bullet points below, as applicable.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

•	the historical loss data you used as a starting point for estimating current losses;

As of June 30, 2009, no material changes had been made to the historical loss data used as a starting point for estimating future losses. For historical loss rates for higher-graded performing loans analyzed pursuant to SFAS 5 guidance, the Company has used an annualized net loss rate calculation with charge off and recovery information ranging from the first quarter of 2006 to the present. The goal is to obtain a twenty-quarter base using an average annualized loss rate for each loan segment. Loan segments are grouped by loans having similar characteristics, and correspond to loan categories delineated in the quarterly reports of condition submitted to bank regulatory authorities. For historical loss rates for substandard loans falling under SFAS 5 guidance, the Company has used a five-year loss migration model that calculates the proportion of substandard charge-offs to substandard balances resolved for each loan segment within the outstanding portfolio.

•	how you incorporated economic factors affecting loan quality into your allowance estimate;

The Company incorporates economic factors into its allowance for loan and lease losses via qualitative adjustment factors in accordance with the 2006 Interagency Statement of Policy on the Allowance for Loan and Lease Losses. No material changes have been made to these factors in recent periods.

•	your charge-off policy;

When a loan balance (or any portion thereof) is determined to be uncollectible it shall be charged off against our allowance for loan and lease losses. We analyze all loans that reach 90 days past due or are otherwise deemed impaired to determine the likelihood of ultimate collection of amounts due.

•	the level of specificity you used to group loans for purposes of estimating losses;

Our loan segments are aggregated by loans having similar characteristics, such as collateral and repayment terms. These groupings correspond to loan categories delineated in the quarterly reports of condition submitted to bank regulatory authorities, since these are generally determined to be homogeneous loans. No material changes have been made in recent periods.

•	your application of loss factors to graded loans; and

For loans graded “pass”, the Company applies the loss factors applicable to each specific group of loans before applying the qualitative factors discussed above. For unimpaired substandard loans, the migration loss factors (as discussed above) for the applicable loan category are applied before applying qualitative factors. No material changes have been made in recent periods.

•	any other estimation methods and assumptions you used.

No material changes have been made in recent periods.

Jessica Livingston, Esq.

Securities and Exchange Commission

September 23, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please feel free to contact us at (559) 782-4900.

Sincerely,

/S/	James C. Holly
James C. Holly
President & Chief Executive Officer
(Principal Executive Officer)
jholly@bankofthesierra.com

/S/	Kenneth R. Taylor
Kenneth R. Taylor
Executive Vice President & Chief Financial Officer
(Principal Financial Officer & Chief Accounting Officer)
ktaylor@bankofthesierra.com